

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 4, 2023

John W. Gamble, Jr.
Chief Executive Officer
Equifax do Brasil S.A.
Avenida Paulista, 1,636
3rd Floor, Suite 309, Room 1 Bela Vista
São Paulo, Brazil, 01310-200

> **Re: Equifax do Brasil S.A.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed April 13, 2023**
> **File No. 333-270310**

Dear John W. Gamble:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-4 Filed April 13, 2023

Background of the Transaction, page 50

1. We note your response to comment 12. Please revise to include the substance of your response in the prospectus and provide a detailed description of the valuation model (utilizing the discounted cash flow method), current and historical Boa Vista stock prices and historical trading trends, premium offered in precedent transactions, comparable companies valuations and precedent transaction analysis, input from advisors, and other customary information.

John W. Gamble, Jr.
Equifax do Brasil S.A.
May 4, 2023
Page 2

EFX's Reasons for the Transaction, page 52

2. We note your amended disclosure and response to comment 13. Please revise to include a list of the negative factors considered by the EFX Board, or if there are none, or the EFX Board did not consider any negative factors, please revise to state as much.

You may contact Scott Stringer at 202-551-3272 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Richard Aftanas